Exhibit I

CLASS B CONVERTIBLE PREFERRED UNIT SUBSCRIPTION AGREEMENT

by and among

CAPITAL PRODUCT PARTNERS L.P.

and

THE PURCHASERS PARTY HERETO

Dated as of March 15, 2013

Table of Contents

i

ii

Schedule A	–	List of Purchasers and Commitment Amounts

Schedule B	–	Notice and Contact Information

Exhibit A	–	Form of Third Amendment to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., as amended

Exhibit B	–	Form of Registration Rights Agreement

Exhibit C	–	Wire Transfer Instructions

Exhibit D	–	Terms of the Acquisition

iii

CLASS B CONVERTIBLE PREFERRED UNIT SUBSCRIPTION AGREEMENT

This CLASS B CONVERTIBLE PREFERRED UNIT SUBSCRIPTION AGREEMENT, dated as of March 15, 2013 (this “Agreement”), is by and among CAPITAL PRODUCT PARTNERS L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”), and each of the purchasers set forth on Schedule A hereto (the “Purchasers”).

WHEREAS, CPLP desires to sell to each of the Purchasers, and each of the Purchasers desires, severally and not jointly, to subscribe for and purchase from CPLP, certain Class B Convertible Preferred Units, in accordance with the provisions of this Agreement;

WHEREAS, pursuant to Section 5.10(a) of the Partnership Agreement, CPLP has obtained the written consent of the holders of a majority of the outstanding Class B Convertible Preferred Units to issue up to an aggregate of 9,100,000 additional Class B Convertible Preferred Units to partially fund the acquisition of two newbuild containerships from Capital Maritime & Trading Corp. (each, an “Acquisition” and collectively, the “Acquisitions”); and

WHEREAS, CPLP has agreed to provide the Purchasers with certain registration rights with respect to the Common Units (as defined below) underlying the Class B Convertible Preferred Units acquired pursuant to this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01   Definitions

As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“6-K Filing” shall have the meaning specified in Section 5.05.

“Acquisition” and “Acquisitions” have the meanings set forth in the recitals.

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by”, and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Basic Documents” means, collectively, this Agreement, the Third Amendment to the Partnership Agreement, in all material respects in the form attached to this Agreement as Exhibit A, the Registration Rights Agreement and any and all other agreements or instruments executed and delivered by the parties on or prior to the Closings relating to the issuance and sale of the Purchased Units, or any amendments, supplements, continuations or modifications thereto.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Entities” means CPLP, the General Partner, and all of CPLP’s Subsidiaries.

“Class B Amendments” means (i) the Second Amendment to the Partnership Agreement, dated as of May 22, 2012 and (ii) the Third Amendment to the Partnership Agreement, dated as of the First Tranche Closing Date, in all material respects in the form attached to this Agreement as Exhibit A.

“Class B Unit Price” shall have the meaning specified in Section 2.01(b).

“Class B Units” means the Class B Convertible Preferred Units representing limited partner interests in CPLP as established by the Class B Amendments.

“Closings” shall have the meaning specified in Section 2.02.

“Closing Dates” shall have the meaning specified in Section 2.02.

“Code” shall have the meaning specified in Section 3.16.

“Commission” means the United States Securities and Exchange Commission.

“Common Units” means the common units representing limited partner interests in CPLP.

“CPLP” has the meaning set forth in the Preamble.

“CPLP Credit Facilities” means, collectively, the Revolving $370.0 Million Credit Facility, the Revolving $350.0 Million Credit Facility and the Term Loan Facility.

“CPLP Financial Statements” shall have the meaning specified in Section 3.06.

“CPLP Material Adverse Effect” means any material and adverse effect on (a) the assets, liabilities, financial condition, business, operations, affairs or prospects of CPLP and its Subsidiaries taken as a whole; (b) the ability of the Capital Entities taken as a whole to carry on their business as such business is conducted as of the date hereof or to meet their obligations under the Basic Documents on a timely basis; or (c) the ability of CPLP to consummate the transactions under any Basic Document; provided, however, that with respect to Section 2.04(b) and Section 7.11, a CPLP Material Adverse Effect shall not include any material and adverse effect on the foregoing to the extent such material and adverse effect results from, arises out of, or relates to (x) general economic or market conditions or changes in the general state of the industries in which the Capital Entities operate, except to the extent that the Capital Entities, taken as a whole, are adversely affected in a disproportionate manner as compared to other industry participants, and then only to such extent, (y) conditions caused by acts of terrorism or war (whether or not declared), or the occurrence of any other calamity or crisis, or (z) any change in accounting requirements or principles imposed upon CPLP and its Subsidiaries or their respective businesses or any change in applicable Law, or the interpretation thereof.

“CPLP SEC Documents” shall have the meaning specified in Section 3.06.

“DTC” means The Depository Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“First Tranche Closing” shall have the meaning specified in Section 2.02.

“First Tranche Closing Date” shall have the meaning specified in Section 2.02.

“First Tranche Purchase Price” means, with respect to a particular Purchaser, the monetary commitment amount equal to the product of the number of First Tranche Purchased Units for such Purchaser, multiplied by the Class B Unit Price, as set forth under the heading “First Tranche” on Schedule A hereto.

“First Tranche Purchased Units” means with respect to each Purchaser, the number of Class B Units as set forth opposite such Purchaser’s name under the heading “First Tranche” on Schedule A hereto.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“General Partner” means Capital GP L.L.C., a Marshall Islands limited liability company.

“General Partner Interest” means the ownership interest of the General Partner in CPLP (in its capacity as a general partner and without reference to any Limited Partner Interest (as defined in the Partnership Agreement) held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in the Partnership Agreement, together with all obligations of the General Partner to comply with the terms and provisions of the Partnership Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest.

“Governmental Authority” means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person’s Property is located or that exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority that exercises valid jurisdiction over any such Person or such Person’s Property.  Unless otherwise specified, all references to Governmental Authority herein with respect to CPLP mean a Governmental Authority having jurisdiction over CPLP, its Subsidiaries or any of their respective Properties.

“Indemnified Party” has the meaning set forth in Section 6.03.

“Indemnifying Party” has the meaning set forth in Section 6.03.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

“Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes.  For the purpose of this Agreement, a Person shall be deemed to be the owner of any Property that it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person in a transaction intended to create a financing.

“Marshall Islands LP Act” means the Marshall Islands Limited Partnership Act, as amended, supplemented or restated from time to time, and any successor to such statute.

“Marshall Islands LLC Act” means the Marshall Islands Limited Liability Company Act of 1996 as amended, supplemented or restated from time to time, and any successor to such statute.

“NASDAQ” means the Nasdaq Global Market.

“Non-Disclosure Agreements” means each of those certain letter agreements between CPLP and each of the Purchasers related to the offering and sale of the Purchased Units.

“Original Class B Basic Documents” means, collectively, the Subscription Agreements, dated as of May 11, 2012, and June 6, 2012, by and among CPLP and each of the purchasers set forth on each such agreement’s Schedule A, the Second Amendment, dated as of May 22, 2012, to the Partnership Agreement, the Registration Rights Agreement, dated as of May 22, 2012, by and among CPLP and each of the purchasers set forth on Schedule A thereto, the Registration Rights Agreement, dated as of June 6, 2012, by and among CPLP and Salient Midstream & MLP Fund, and any and all other agreements or instruments executed and delivered by the parties in connection with such purchasers’ acquisition of Class B Units on May 22, 2012, or June 6, 2012, as the case may be, or any amendments, supplements, continuations or modifications thereto.

“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of CPLP dated February 22, 2010, as amended from time to time, including by the Class B Amendments.

“Partnership Related Party” has the meaning set forth in Section 6.02.

“Partnership Securities” means any class or series of equity interest in CPLP (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in CPLP), including Common Units, Class B Units, Subordinated Units and Incentive Distribution Rights (as defined in the Partnership Agreement).

“Permits” means, with respect to CPLP or any of its Subsidiaries, any licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Authorities or other Persons necessary for the ownership, leasing, operation, occupancy or use of its Properties or the conduct of its businesses as currently conducted or proposed to be conducted.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“Purchase Price” means, with respect to a particular Purchaser, the First Tranche Purchase Price plus the Second Tranche Purchase Price.

“Purchased Units” means, with respect to each Purchaser, the First Tranche Purchased Units and the Second Tranche Purchased Units, as applicable.

“Purchaser Related Party” has the meaning set forth in Section 6.01.

“Purchasers” has the meaning set forth in the Preamble.

“Qualified Shareholder” has the meaning set forth in Section 5.07.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the First Tranche Closing Date, between CPLP and the Purchasers named therein.

“Representatives” of any Person means the officers, directors, managers, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

“Revolving $350.0 Million Credit Facility” means the Loan Agreement dated March 19, 2008 by and between Capital Product Partners L.P. as Borrower, the banks and financial institutions listed in Schedule 1 thereto as Lenders, HSH Nordbank AG as Swap Bank, HSH Nordbank AG as Bookrunner, HSH Nordbank AG as Mandated Lead Arranger, Facility Agent and Security Trustee and DnB Nor Bank ASA as Co-arranger, as supplemented by the First Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated October 2, 2009, the Second Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated July 20, 2010, the Third Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated May 21, 2012 and the Fourth Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated December 21, 2012.

“Revolving $370.0 Million Credit Facility” means the Loan Agreement dated March 22, 2007, by and between Capital Product Partners L.P. as Borrower, the banks and financial institutions listed in Schedule 1 thereto as Lenders, HSH Nordbank AG as Swap Bank, HSH Nordbank AG as Bookrunner and HSH Nordbank AG as Agent and Security Trustee, as supplemented by the First Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated September 19, 2008, the Second Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated July 11, 2008, the Third Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated April 7, 2009, the Fourth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated April 8, 2009, the Fifth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated October 2, 2009, the Sixth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated July 30, 2010, the Seventh Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated November 30, 2010, the Eighth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated December 23, 2011, and the Ninth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated May 21, 2012.

“Second Tranche Closing” shall have the meaning specified in Section 2.02.

“Second Tranche Closing Date” shall have the meaning specified in Section 2.02.

“Second Tranche Purchase Price” means, with respect to a particular Purchaser, the monetary commitment amount equal to the product of the number of Second Tranche Purchased Units for such Purchaser, multiplied by the Class B Unit Price, as set forth under the heading “Second Tranche” on Schedule A hereto.

“Second Tranche Purchased Units” means with respect to each Purchaser, the number of Class B Units as set forth opposite such Purchaser’s name under the heading “Second Tranche” on Schedule A hereto.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Subordinated Units” means the subordinated units representing limited partner interests in CPLP.

“Subsidiary” means, as to any Person, any corporation or other entity of which:  (i) such Person or a Subsidiary of such Person is a general partner or manager; (ii) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (iii) any corporation or other entity as to which such Person consolidates for accounting purposes.

“Term Loan Facility” means the Loan Agreement dated June 9, 2011, by and between Capital Product Partners L.P. as borrower and Emporiki Bank of Greece S.A. as lender, as supplemented by the Supplemental Letter to the $25.0 million Term Loan Facility dated May 21, 2012.

“Unitholders” means the unitholders of CPLP.

Section 1.02   Accounting Procedures and Interpretation

Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all determinations with respect to accounting matters hereunder shall be made in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II
AGREEMENT TO SELL AND PURCHASE

Section 2.01   Sale and Purchase

(a)           Subject to the terms and conditions hereof, CPLP hereby agrees to issue and sell to each Purchaser and each Purchaser, severally and not jointly, hereby agrees to subscribe for and purchase from CPLP at each of the First Tranche Closing and the Second Tranche Closing, as applicable, the number of First Tranche Purchased Units or Second Tranche Purchased Units, respectively, as set forth on Schedule A opposite the name of such Purchaser, and each Purchaser agrees to pay CPLP the Class B Unit Price for each such Purchased Unit as set forth in Section 2.02(b) and Section 2.02(d) below.

(b)           The amount per Class B Unit each Purchaser will pay to CPLP to purchase the Purchased Units (the “Class B Unit Price”) hereunder shall be $8.25.

Section 2.02   Closing

(a)           First Tranche Closing.  Subject to the terms and conditions hereof, the consummation of the purchase and sale of the First Tranche Purchased Units hereunder (the “First Tranche Closing”) shall take place at 9:00 AM on the date on which the First Tranche Purchased Units are delivered to the Purchasers by CPLP in accordance with Section 2.02(b), which is expected to be March 19, 2013 (the “First Tranche Closing Date”), one (1) day prior to the closing of the Acquisition of the first vessel, at the offices of Sullivan & Cromwell, LLP, 125 Broad Street, New York, New York 10004, or such other location as may be mutually agreed by the parties.

(b)           First Tranche Payment.  Payment for the First Tranche Purchased Units shall be made by the Purchasers to CPLP on the First Tranche Closing Date to the account designated by the wire transfer instructions set forth on Exhibit C.  The First Tranche Purchased Units shall be delivered to the Purchasers on the First Tranche Closing Date.

(c)           Second Tranche Closing.  Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Second Tranche Purchased Units hereunder (the “Second Tranche Closing” and, together with the First Tranche Closing, the “Closings”) shall take place at 9:00 AM on the date on which the Second Tranche Purchased Units are delivered to the Purchasers by CPLP in accordance with Section 2.02(d), which is expected to be March 26, 2013 (the “Second Tranche Closing Date” and, together with the First Tranche Closing Date, the “Closing Dates”), one (1) day prior to the closing of the Acquisition of the second vessel, at the offices of Sullivan & Cromwell, LLP, 125 Broad Street, New York, New York 10004, or such other location as may be mutually agreed by the parties.

(d)           Second Tranche Payment.  Payment for the Second Tranche Purchased Units shall be made by the Purchasers to CPLP on the Second Tranche Closing Date to the account designated by the wire transfer instructions set forth on Exhibit C.  The Second Tranche Purchased Units shall be delivered to the Purchasers on the Second Tranche Closing Date.

Section 2.03   Mutual Conditions

The respective obligations of each party to consummate the purchase and issuance and sale of the Purchased Units shall be subject to the satisfaction on or prior to each of the Closing Dates of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           no Law shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal; and

(b)           there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

Section 2.04   The Purchasers’ Conditions

The respective obligation of each Purchaser to consummate the purchase of its Purchased Units shall be subject to the satisfaction on or prior to each of the Closing Dates of each of the following conditions (any or all of which may be waived by a particular Purchaser on behalf of itself in writing with respect to its Purchased Units, in whole or in part, to the extent permitted by applicable Law):

(a)           CPLP shall have performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by CPLP on or prior to the applicable Closing Date;

(b)           The representations and warranties of CPLP contained in this Agreement that are qualified by materiality or a CPLP Material Adverse Effect shall be true and correct when made and as of each of the Closing Dates and all other representations and warranties of CPLP shall be true and correct in all material respects when made and as of each of the Closing Dates, in each case as though made at and as of each of the Closing Dates (except that representations made as of a specific date shall be required to be true and correct as of such date only);

(c)           No notice of delisting from NASDAQ shall have been received by CPLP with respect to the Common Units, CPLP shall have undertaken to file with NASDAQ the proper form or other notification and required supporting documentation as soon as reasonably practicable following the Second Tranche Closing Date; provided, however, that if for any reason the Second Tranche Closing does not occur, CPLP shall have undertaken to file with NASDAQ the proper form or other notification and required supporting documentation relating to the First Tranche Closing as soon as reasonably practicable following March 29, 2013, and in either case, CPLP shall provide to NASDAQ any requested information relating to the Common Units underlying the Class B Units;

(d)           The Third Amendment to the Partnership Agreement, in all material respects in the form attached as Exhibit A to this Agreement but with such additional modifications as shall be consented to by all Purchasers (such consent not to be unreasonably withheld), shall have been duly adopted and be in full force;

(e)           CPLP shall have delivered, or caused to be delivered, to the Purchasers CPLP’s closing deliveries described in Section 2.06, as applicable; and

(f)           CPLP shall have received gross proceeds from this offering and sale of Class B Units in the amounts set forth on Schedule A hereto at the First Tranche Closing and the Second Tranche Closing, as applicable.

Section 2.05   CPLP’s Conditions

The obligation of CPLP to consummate the sale of the Purchased Units to each Purchaser shall be subject to the satisfaction on or prior to the applicable Closing Date of each of the following conditions with respect to each Purchaser individually and not jointly (any or all of which may be waived by CPLP in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           the representations and warranties of such Purchaser contained in this Agreement that are qualified by materiality shall be true and correct when made and as of each of the Closing Dates and all other representations and warranties of such Purchaser shall be true and correct in all material respects when made and as of each of the Closing Dates (except that representations of such Purchaser made as of a specific date shall be required to be true and correct as of such date only); and

(b)           such Purchaser shall have delivered, or caused to be delivered, to CPLP at each Closing such Purchaser’s closing deliveries described in Section 2.07.

Section 2.06   CPLP Deliveries

Subject to the terms and conditions hereof, CPLP will deliver, or cause to be delivered, to each Purchaser:

(a)           At each Closing, a certificate or certificates representing the First Tranche Purchased Units or Second Tranche Purchased Units, as applicable, or evidence that such Purchased Units have been issued in book entry form with the transfer agent, Computershare, in the name requested by such Purchaser (in each case, bearing the legend set forth in Section 4.09), and meeting the requirements of the Partnership Agreement, free and clear of any Liens, other than transfer restrictions under applicable federal and state securities laws;

(b)           At the First Tranche Closing, copies of the Certificate of Limited Partnership of CPLP and of the Certificate of Formation of Capital GP L.L.C., each certified by the Registrar of Corporations of the Republic of The Marshall Islands as of a recent date;

(c)           At the First Tranche Closing, a certificate of Goodstanding issued by the Registrar of Corporations of the Republic of The Marshall Islands, dated a recent date, to the effect that CPLP is in good standing;

(d)           At the First Tranche Closing, an opinion addressed to the Purchasers from Watson, Farley & Williams (New York) LLP, dated as of the First Tranche Closing Date, in a form mutually agreed between the parties;

(e)           At each Closing, a cross-receipt executed by CPLP and delivered to each Purchaser certifying that CPLP has received the First Tranche Purchase Price or Second Tranche Purchase Price, as applicable, with respect to such Purchaser as of each of the Closing Dates;

(f)           At each Closing, opinions addressed to the Purchasers from Sullivan & Cromwell LLP, dated as of the First Tranche Closing Date or Second Tranche Closing Date, as applicable, in a form mutually agreed between the parties;

(g)           At each Closing, a certificate, dated the First Tranche Closing Date or Second Tranche Closing Date, as applicable, and signed by the Chief Executive Officer and the Chief Financial Officer of Capital GP L.L.C., in his capacity as such, stating that:

(i)           CPLP has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by CPLP on or prior to such Closing Date;

(ii)           The representations and warranties of CPLP contained in this Agreement that are qualified by materiality or CPLP Material Adverse Effect are true and correct as of such Closing Date, and all other representations and warranties of CPLP are true and correct in all material respects as of such Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only); and

(iii)           approximately $27.0 million has been or will be drawn on the Revolving $350.0 Million Credit Facility to fund the Acquisition of the first vessel or the second vessel, as applicable, in addition to any funds from CPLP’s cash balances and the aggregate First Tranche Purchase Price or aggregate Second Tranche Purchase Price, as applicable, as set forth on Exhibit D, and such funds drawn on the Revolving $350.0 Million Credit Facility, such cash balances and such aggregate First Tranche Purchase Price or aggregate Second Tranche Purchase Price, as applicable, taken together, are sufficient to fund each Acquisition, and that each Acquisition is to close not later than one (1) day following the delivery by the Purchasers of the aggregate First Tranche Purchase Price or aggregate Second Tranche Purchase Price, as applicable;

(h)           At each Closing, a certificate of a duly authorized officer of Capital GP L.L.C., on behalf of CPLP, certifying as to (1) the Certificate of Limited Partnership of CPLP, as amended, and the Partnership Agreement and (2) board resolutions authorizing (A) the execution and delivery of the Basic Documents and the consummation of the transactions contemplated thereby, including the issuance of the Purchased Units and the Common Units issuable upon conversion thereof and (B) the Acquisitions on substantially the terms set forth on Exhibit D; and

(i)           At the First Tranche Closing, the Registration Rights Agreement in substantially the form attached hereto as Exhibit B relating to the Purchased Units, which shall have been duly executed by CPLP.

Section 2.07   Purchasers’ Deliveries

Subject to the terms and conditions hereof, each Purchaser shall:

(a)           at each Closing, have delivered, or cause to have been delivered, on the First Tranche Closing Date or the Second Tranche Closing Date, as applicable, payment of such Purchaser’s First Tranche Purchase Price or Second Tranche Purchase Price, as applicable, by wire transfer of immediately available funds to the account designated by the transfer instructions set forth on Exhibit C;

(b)           at each Closing, deliver or cause to be delivered to CPLP:

(i)           A cross-receipt executed by each Purchaser and delivered to CPLP certifying that it has received its respective First Tranche Purchased Units or Second Tranche Purchase Units, as applicable, as of each Closing Date;

(ii)           A certificate from each Purchaser, dated the First Tranche Closing Date or the Second Tranche Closing Date, as applicable, and signed by an appropriate officer of such Purchaser, in their capacities as such, stating that:

(A)
Such Purchaser has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by such Purchaser on or prior to such Closing Date;

(B)
The representations and warranties of such Purchaser contained in this Agreement that are qualified by materiality are true and correct as of such Closing Date and all other representations and warranties of such Purchaser are true and correct in all material respects as of such Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only); and

(iii)           at the First Tranche Closing, the Registration Rights Agreement relating to the Purchased Units, which shall have been duly executed by each Purchaser.

Section 2.08   Independent Nature of Purchasers’ Obligations and Rights

The obligations of each Purchaser under any Basic Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Basic Documents.  The failure or waiver of performance under any Basic Document by any Purchaser does not excuse performance by any other Purchaser.  Nothing contained herein or in any other Basic Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Basic Document.  Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Basic Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CPLP

CPLP represents and warrants to each Purchaser as follows:

Section 3.01   Existence

Each of CPLP and CPLP’s Subsidiaries has been duly incorporated or formed, as the case may be, and is validly existing as a limited partnership, limited liability company or corporation, as applicable, and is in good standing under the Laws of its jurisdiction of formation or incorporation, as the case may be, has all requisite power and authority, and has all governmental licenses, authorizations, consents and approvals necessary, to own, lease, use or operate its respective Properties and to carry on its business as now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not reasonably be expected to have a CPLP Material Adverse Effect.  None of CPLP nor any of its Subsidiaries are in default in the performance, observance or fulfillment of any provision of, in the case of CPLP, the Partnership Agreement or its Certificate of Limited Partnership or, in the case of any Subsidiary of CPLP, its respective certificate of incorporation, certification of formation, bylaws, limited liability company agreement or other similar organizational documents.  Each of CPLP and its Subsidiaries is duly qualified or registered and in good standing as a foreign limited partnership, limited liability company or corporation, as applicable, and is authorized to do business in each jurisdiction in which the ownership or leasing of its respective Properties or the character of its respective operations makes such registration or qualification necessary, except where the failure to obtain such qualification, license, authorization or good standing would not reasonably be expected to have a CPLP Material Adverse Effect.

Section 3.02    Ownership of Subsidiaries

(a)           All of the issued and outstanding equity interests of each of CPLP’s Subsidiaries are owned, directly or indirectly, by CPLP free and clear of any Liens (except for such restrictions as may exist under applicable Law and except for such Liens as may be imposed under the CPLP Credit Facilities), and all such ownership interests have been duly authorized, validly issued and are fully paid (to the extent required by applicable Law or in the organizational documents of CPLP’s Subsidiaries, as applicable) and non-assessable (except as such nonassessability may be affected by matters described in Sections 30, 41, 51 and 60 of the Marshall Islands LP Act and Sections 20, 31, 40 and 49 of the Marshall Islands LLC Act) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  Except as disclosed in the CPLP SEC Documents, neither CPLP nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.

Section 3.03   Purchased Units, Capitalization and Valid Issuance

(a)           The Purchased Units shall have those rights, preferences, privileges and restrictions governing the Class B Units as set forth in the Class B Amendments.

(b)           The General Partner is the sole general partner of the CPLP and owns an ownership interest in the CPLP; such ownership interest has been duly authorized and validly issued in accordance with the Partnership Agreement; and the General Partner owns such ownership interest free and clear of any Liens.

(c)           As of the date of this Agreement, the issued and outstanding limited partner interests of CPLP consist of 69,372,077 Common Units, 15,555,554 Class B Units and the Incentive Distribution Rights (as defined in the Partnership Agreement).  The only issued and outstanding general partner interests of CPLP are the interests of the General Partner described in the Partnership Agreement.  All outstanding Common Units, Class B Units and Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and are validly issued and fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such nonassessability may be affected by matters described in Sections 30, 41, 51 and 60 of the Marshall Islands LP Act and the Partnership Agreement).

Section 3.04   No Convertible Securities, Options or Preemptive Rights

(a)           No indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which Unitholders may vote is issued or outstanding.  Except for the issued and outstanding Class B Units, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character obligating CPLP or any of its Subsidiaries to issue, transfer or sell any partnership interests or other equity interest in CPLP or any of its Subsidiaries or securities convertible into or exchangeable for such partnership interests or other equity interest, (ii) obligations of CPLP or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interests or equity interests of CPLP or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) voting trusts or similar agreements to which CPLP or any of its Subsidiaries is a party with respect to the voting of the equity interests of CPLP or any of its Subsidiaries.

Section 3.05   Valid Issuance

(a)           The offer and sale of the Purchased Units and the limited partner interests represented thereby, have been, or prior to each of the Closing Dates will be, duly authorized by CPLP pursuant to the Partnership Agreement and, when issued and delivered to such Purchaser against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable law and the Partnership Agreement) and non-assessable (except as such nonassessability may be affected by matters described in Section 41 of the Marshall Islands LP Act) and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Partnership Agreement or this Agreement and under applicable state and federal securities laws and other than Liens as are created by the Purchasers.

(b)           CPLP’s currently outstanding Common Units are quoted on NASDAQ and CPLP has not received any notice of delisting.  The Class B Units will be issued in compliance with all applicable rules of NASDAQ.

(c)           Prior to each of the Closing Dates, the Common Units issuable upon conversion of the Class B Units and any Common Units issuable in lieu of cash as liquidated damages under the Registration Rights Agreement, and the limited partner interests represented thereby, will, in each case when issued, be duly authorized by CPLP pursuant to the Partnership Agreement and, upon issuance in accordance with the terms of the Class B Units as reflected in the Class B Amendments, will be validly issued, fully paid (to the extent required by applicable law and the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 30, 41, 51 and 60 of the Marshall Islands LP Act) and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Partnership Agreement or this Agreement and under applicable state securities laws and other than such Liens as are created by the Purchasers.

Section 3.06   CPLP SEC Documents

CPLP has timely filed with or furnished to the Commission all forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents, collectively, the “CPLP SEC Documents”).  The CPLP SEC Documents, including, without limitation, any audited or unaudited financial statements and any notes thereto or schedules included therein (the “CPLP Financial Statements”), at the time filed or furnished (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed CPLP SEC Document filed prior to the date hereof) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made) not misleading, (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, (c) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (d) in the case of the CPLP Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (e) in the case of the CPLP Financial Statements, fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position of CPLP and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.  Deloitte Hadjipavlou, Sofianos & Cambanis S.A. is an independent registered public accounting firm with respect to CPLP and the General Partner and has not resigned or been dismissed as independent registered public accountants of CPLP as a result of or in connection with any disagreement with CPLP on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 3.07   No Material Adverse Change

Except as set forth in or contemplated by the CPLP SEC Documents filed with or furnished to the Commission on or prior to the date hereof, since the date of CPLP’s most recent Form 20-F filing with the Commission, there has been no (a) change that has had or would reasonably be expected to have a CPLP Material Adverse Effect, (b) disposition of any material asset, otherwise than for fair value in the ordinary course of business or (c) material change in CPLP’s accounting principles, practices or methods.

Section 3.08   Litigation

Except as set forth in the CPLP SEC Documents, there is no action, suit, or proceeding pending (including any investigation, litigation or inquiry) to which any Capital Entity is a party or, to CPLP’s knowledge, threatened against or affecting any of the Capital Entities or any of their respective officers, directors, properties or assets, that (a) affects the validity of the Basic Documents or the right of any Capital Entity to enter into any of the Basic Documents or to consummate the transactions contemplated hereby or thereby or (b) would reasonably be expected to result in, individually or in the aggregate, a CPLP Material Adverse Effect.

Section 3.09   No Conflicts

The execution, delivery and performance by the Capital Entities of the Basic Documents to which they are parties and compliance by the Capital Entities with the terms and provisions hereof and thereof, and the issuance and sale by CPLP of the Purchased Units and the application of the proceeds therefrom, do not and will not (a) with respect to securities laws, assuming the accuracy of the representations and warranties of the Purchasers contained herein and their compliance with the covenants contained herein, and with respect to other Laws, will not violate any provision of any Law or Permit having applicability to the Capital Entities or any of their respective Properties, (b) conflict with, result in or constitute a violation of the partnership agreement, limited liability company agreement, certificate of formation or conversion, certificate or articles of incorporation, bylaws or other constituent document of any of the Capital Entities, (c) require any consent, approval or notice under or result in a violation or breach of or constitute a breach or violation of, or a default (or an event that, with notice or lapse of time or both, would constitute such a default) under any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which any of the Capital Entities is a party or by which any of them or any of their respective properties may be bound, or (d) result in or require the creation or imposition of any Lien upon any property or assets of any of the Capital Entities except in the cases of clauses (a), (c) and (d) where any such conflict, violation, default, breach, termination, cancellation, failure to receive consent, approval or notice, or acceleration with respect to the foregoing provisions of this Section 3.09 would not be, individually or in the aggregate, reasonably likely to result in a CPLP Material Adverse Effect.

Section 3.10   Authority, Enforceability

Each Capital Entity has all necessary power and authority to issue, sell and deliver the Purchased Units, in accordance with and upon the terms and conditions set forth in this Agreement and the Partnership Agreement.  Each Capital Entity has all requisite power and authority to execute, deliver and perform its obligations under the Basic Documents to which it is a party and to consummate the transactions contemplated thereby, and the execution, delivery and performance by each Capital Entity of the Basic Documents to which it is a party, have been duly authorized by all necessary action on the part of such Capital Entity; and the Basic Documents constitute the legal, valid and binding obligations of the Capital Entities to which each is a party, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 3.11   Compliance with Laws

Neither CPLP nor any of its Subsidiaries is in violation of any judgment, decree or order or any Law applicable to CPLP or its Subsidiaries, except as would not, individually or in the aggregate, have a CPLP Material Adverse Effect.  CPLP and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a CPLP Material Adverse Effect, and neither CPLP nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit, except where such potential revocation or modification would not have, individually or in the aggregate, a CPLP Material Adverse Effect.

Section 3.12   Approvals

No approval from the holders of outstanding Common Units is required under the Partnership Agreement or the rules of NASDAQ in connection with CPLP’s issuance and sale of the Purchased Units to the Purchasers.  Except for the approvals required by the Commission in connection with any registration statement filed under the Registration Rights Agreement, and for approvals that have already been obtained, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by any Capital Entity of any of the Basic Documents to which it is a party, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a CPLP Material Adverse Effect.

Section 3.13   Certain Fees

Except for the fees payable to Evercore Group L.L.C. and to Pareto Securities Inc., no fees or commissions are or will be payable by CPLP to brokers, finders, or investment bankers with respect to the sale of any of the Purchased Units or the consummation of the transactions contemplated by this Agreement.

Section 3.14   Registration Rights

Neither the execution of this Agreement, the issuance of the Purchased Units as contemplated by this Agreement nor the conversion of the Purchased Units into Common Units gives rise to any rights for or relating to the registration of any Partnership Securities, other than as have been waived.

Section 3.15   No Registration

Assuming the accuracy of the representations and warranties of each Purchaser contained in Section 4.05, the issuance and sale of the Purchased Units pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither CPLP nor, to the knowledge of CPLP, any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.  Except as contemplated by this Agreement, the Partnership Agreement, the Registration Rights Agreement and the Original Class B Basic Documents, there are no contracts, agreements or understandings between CPLP and any Person granting such Person the right to require CPLP to file a registration statement under the Securities Act with respect to any securities of CPLP or to require CPLP to include such securities in any securities registered or to be registered pursuant to any registration statement filed by or required to be filed by CPLP under the Securities Act.

Section 3.16   Tax Matters

CPLP is treated as a corporation for purposes of the Internal Revenue Code of 1986, as amended (the “Code”).  Based on its current methods of operation, CPLP believes that it is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

Section 3.17   Investment Company Status

CPLP is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.18   No Side Agreements

There are no agreements by, among or between CPLP or any of its Affiliates, on the one hand, and any Purchaser or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Basic Documents, nor promises or inducements for future transactions between or among any such parties.

Section 3.19   Form F-3 Eligibility

As of the date hereof, the CPLP has been, since the time of filing its most recent Form F-3 Registration Statement, and continues to be, eligible to use Form F-3.

Section 3.20   No Integration

Neither CPLP nor any of its Subsidiaries have, directly or indirectly through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any “security” (as defined in the Securities Act) that is or will be integrated with the sale of the Purchased Units in a manner that would require registration under the Securities Act.

Section 3.21   Insurance

CPLP and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged.  CPLP does not have any reason to believe that it or any of its Subsidiaries will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

Section 3.22    Internal Accounting Controls

CPLP and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  CPLP is not aware of any failures of such internal accounting controls.

Section 3.23   Terms of Class B Units

No approvals are required by NASDAQ, the Partnership Agreement or applicable Law to approve the conversion of Class B Units into Common Units except for such approvals as have been obtained or will be obtained as promptly as practicable following each Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, severally and not jointly, hereby represents and warrants to CPLP that:

Section 4.01   Existence

Such Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of formation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 4.02   Authorization, Enforceability

Such Purchaser has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by such Purchaser of this Agreement has been duly authorized by all necessary action on the part of the Purchaser.  This Agreement constitutes the legal, valid and binding obligations of such Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 4.03   No Breach

The execution, delivery and performance of this Agreement by such Purchaser and the consummation by such Purchaser of the transactions contemplated hereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of such Purchaser, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the cases of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

Section 4.04   Certain Fees

No fees or commissions are or will be payable by such Purchaser to brokers, finders, or investment bankers with respect to the purchase of any of the Purchased Units or the consummation of the transactions contemplated by this Agreement.

Section 4.05   Investment

The Purchased Units are being acquired for such Purchaser’s own account or the account of clients for whom it exercises investment discretion, not as a nominee or agent, and with no intention of distributing the Purchased Units or any part thereof, and such Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities laws of the United States or any state, without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of the Purchased Units under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder).  If such Purchaser should in the future decide to dispose of any of the Purchased Units, such Purchaser understands and agrees (a) that it may do so only in compliance with the Securities Act and applicable state securities law, as then in effect, which may include a sale contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.

Section 4.06   Nature of Purchasers

Such Purchaser represents and warrants to, and covenants and agrees with, CPLP that, (a) it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Units, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

Section 4.07   Receipt of Information; Authorization

Such Purchaser acknowledges that it has (a) had access to CPLP SEC Documents and (b) been provided a reasonable opportunity to ask questions of and receive answers from Representatives of CPLP regarding such matters.

Section 4.08   Restricted Securities

Such Purchaser understands that the Purchased Units it is purchasing are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being acquired from CPLP in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.  In this connection, such Purchaser represents that it is knowledgeable with respect to Rule 144 and Regulation S of the Commission promulgated under the Securities Act.

Section 4.09   Legend

It is understood that the certificates evidencing the Purchased Units or, upon conversion to Common Units, the book-entry account maintained by the transfer agent evidencing such Common Units, as applicable, will bear the following legend:  “These securities have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) and are subject to the terms of the Second Amended and Restated Limited Partnership Agreement of Capital Product Partners L.P., as amended.  The holder of this security acknowledges for the benefit of Capital Product Partners L.P. that this security may not be sold, offered, resold, pledged or otherwise transferred if such transfer would (a) violate the then applicable securities laws or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (b) cause Capital Product Partners L.P. to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).  Capital GP L.L.C., the general partner of Capital Product Partners L.P., may impose additional restrictions on the transfer of this security if it receives an opinion of counsel that such restrictions are necessary to avoid a significant risk of Capital Product Partners L.P. becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed).  The restrictions set forth above shall not preclude the settlement of any transactions involving this security entered into through the facilities of any national securities exchange on which this security is listed or admitted to trading.”

ARTICLE V
COVENANTS

Section 5.01   Taking of Necessary Action

Each of the parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, CPLP and each Purchaser shall use its commercially reasonable effort to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the other parties, as the case may be, advisable for the consummation of the transactions contemplated by the Basic Documents.

Section 5.02   Other Actions

CPLP shall (i) cause the Third Amendment to the Partnership Agreement, in all material respects in the form attached to this Agreement as Exhibit A, to be adopted immediately prior to the First Tranche Closing and (ii) file with NASDAQ as soon as reasonably practicable following the Second Tranche Closing Date the proper form or other additional listing notification and required supporting documentation; provided, however, that if for any reason the Second Tranche Closing does not occur, CPLP shall file with NASDAQ the proper form or other additional listing notification and required supporting documentation relating to the First Tranche Closing as soon as reasonably practicable following March 29, 2013, and in either case, to provide to NASDAQ any requested information, relating to the Common Units underlying the Class B Units.

Section 5.03   Payment and Expenses

CPLP hereby agrees to pay, on behalf of the Purchasers, upon demand, counsel to the Purchasers up to an aggregate amount of $30,000 for reasonable fees and expenses incurred in connection with (i) the review of, negotiation of and preparation of comments to the Basic Documents and (ii) the closing of the sale and delivery of the Purchased Units.  Any legal fees in excess of $30,000 shall be paid pro rata by all the Purchasers in proportion to the aggregate number of Purchased Units purchased by each.

Section 5.04   Use of Proceeds

CPLP will use the proceeds from the sale of the First Tranche Purchased Units to partially fund the Acquisition of the first vessel, which shall occur on the terms set forth on Exhibit D.  CPLP will use the proceeds from the sale of the Second Tranche Purchased Units to partially fund the Acquisition of the second vessel, which shall occur on the terms set forth on Exhibit D.  If CPLP has not closed each of the Acquisitions within one (1) Business Day of the date the First Tranche Purchase Price or the Second Tranche Purchase Price, as applicable, is delivered in connection with Section 2.02(b) and (d), as applicable, then the First Tranche Purchase Price or the Second Tranche Purchase Price, as applicable, paid by each Purchaser to CPLP shall be returned by CPLP to each such Purchaser in exchange for their First Tranche Purchased Units or Second Tranche Purchased Units, as applicable, within two Business Days of such date.

Section 5.05   Non-Disclosure; Interim Public Filings

Within four (4) days following each Closing Date, CPLP shall file a Current Report on Form 6-K with the Commission (the “6-K Filing”) describing the terms of the transactions contemplated by the Basic Documents and the applicable Acquisition, and including as exhibits to such 6-K Filing the Basic Documents in the form required by the Exchange Act.

Section 5.06   Corporate Status

CPLP shall not file any election or take other action that would change its status as a corporation for purposes of the Code without the prior written consent of the holders of a majority of the Class B Units.

Section 5.07   Qualified Shareholder Status

Each Purchaser agrees that it will, if requested by the General Partner, inform the General Partner as to whether the Purchaser is a “qualified shareholder” as defined in the U.S. Treasury Department regulations promulgated under Section 883 of the Code (a “Qualified Shareholder”), and, if the Purchaser is a Qualified Shareholder, provide documentation in the manner set forth under such U.S. Treasury Department regulations sufficient for CPLP to substantiate the status of such Purchaser as a Qualified Shareholder.  For further certainty, a Purchaser will have no obligation to provide any information regarding whether the direct or indirect owners of interests in the Purchaser are Qualified Shareholders.

ARTICLE VI
INDEMNIFICATION

Section 6.01   Indemnification by CPLP

CPLP agrees to indemnify each Purchaser and its Representatives (each a “Purchaser Related Party”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of CPLP contained herein or in any certification contained in CPLP’s certificate delivered pursuant to Section 2.06; provided, that such claim for indemnification relating to a breach of the representations or warranties is made prior to the expiration of such representations or warranties to the extent applicable; and provided, further, that with respect to third-party claims, no Purchaser or Purchaser Related Party shall be entitled to recover special, consequential (including lost profits or diminution in value) or punitive damages under this Section 6.01; and provided, further, that the liability of CPLP under this Agreement shall not be greater in amount than the aggregate Purchase Price paid by the Purchasers.  Furthermore, CPLP agrees that it will indemnify and hold harmless each Purchaser and each Purchaser Related Party from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by CPLP in connection with the sale of any of the Purchased Units and the consummation of the transactions contemplated by this Agreement.

Section 6.02   Indemnification by Purchasers

Each Purchaser agrees, severally and not jointly, to indemnify CPLP, the General Partner and their respective Representatives (each a “Partnership Related Party”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of such Purchaser contained herein; provided, that such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties; and provided, further, that the liability of any Purchaser shall not be greater in amount than the aggregate Purchase Price paid by such Purchaser; and provided, further, that no Partnership Related Party shall be entitled to recover special, consequential or punitive damages.

Section 6.03   Indemnification Procedure

Promptly after any Partnership Related Party or Purchaser Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action, suit or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known.  The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith.  If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof.  Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control.  Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party.  After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (B) the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.  The remedies provided for in this Article VI are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

ARTICLE VII
MISCELLANEOUS

Section 7.01   Interpretation and Survival of Provisions

Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified.  All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified.  The word “including” shall mean “including but not limited to.”  Whenever any party has an obligation under the Basic Documents, the expense of complying with that obligation shall be an expense of such party unless otherwise specified.  Whenever any determination, consent, or approval is to be made or given by the Purchasers, such action shall be in such Purchaser’s sole discretion unless otherwise specified in this Agreement.  If any provision in the Basic Documents is held to be illegal, invalid, not binding, or unenforceable, such provision shall be fully severable and the Basic Documents shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of the Basic Documents, and the remaining provisions shall remain in full force and effect.  The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 7.02   Survival of Provisions

The representations and warranties set forth in Sections 3.01, 3.03, 3.05, 3.10, 3.12, 3.13, 3.14, 3.17, 3.18, 3.23, 4.01, 4.02, 4.04, 4.05, 4.06, 4.07, 4.08, and 4.09 hereunder shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth herein shall survive for a period of twelve (12) months following the Second Tranche Closing Date regardless of any investigation made by or on behalf of CPLP or the Purchasers.  The covenants made in this Agreement or any other Basic Document shall survive the Closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Units and payment therefor and repayment, conversion, exercise or repurchase thereof.

Section 7.03   No Waiver; Modifications in Writing

(a)           Delay.  No failure or delay on the part of any party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.  The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)           Specific Waiver and Amendment.  Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement or any other Basic Document (except in the case of the Partnership Agreement, as amended by the Class B Amendments, for amendments adopted pursuant to the terms thereof) shall be effective unless signed by each of the parties hereto or thereto affected by such amendment, waiver, consent, modification, or termination.  Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document, and any consent to any departure by CPLP from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given.  Except where notice is specifically required by this Agreement, no notice to or demand on CPLP in any case shall entitle CPLP to any other or further notice or demand in similar or other circumstances.

Section 7.04   Binding Effect; Assignment

(a)           Binding Effect.  This Agreement shall be binding upon CPLP, each Purchaser, and their respective successors and permitted assigns.  Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b)           Assignment of Purchased Units.  All or any portion of Purchased Units purchased pursuant to this Agreement may be sold, assigned or pledged by such Purchaser, subject to compliance with Section 4.05, Section 4.06, the Registration Rights Agreement and applicable securities laws.

(c)           Assignment of Rights.  All or any portion of the rights and obligations of each Purchaser under this Agreement may be transferred by such Purchaser to any Affiliate of such Purchaser without the consent of CPLP.  Notwithstanding the foregoing, no transfer of rights may take place pursuant to this Section 7.04(c) unless the transferee executes a joinder agreement and expressly agrees to be bound by the terms of the Basic Documents.  Schedule A and Schedule B to this Agreement will be updated to reflect the transferee information.

Section 7.05   Non-Disclosure

Notwithstanding anything herein to the contrary, the Non-Disclosure Agreements shall remain in full force and effect in accordance with their terms regardless of any termination of this Agreement.  Other than the Form 6-K to be filed in connection with this Agreement, CPLP, the General Partner, their respective Subsidiaries and any of their respective Representatives shall disclose the identity of, or any other information concerning, any Purchaser or any of its Affiliates only after providing such Purchaser a reasonable opportunity to review and comment on such disclosure; provided, however, that nothing in this Section 7.05 shall delay any required filing or other disclosure with the Commission, NASDAQ or any Governmental Authority or otherwise hinder CPLP, the General Partner, their respective Subsidiaries or their Representatives’ ability to timely comply with all laws or rules and regulations of the Commission, NASDAQ or other Governmental Authority.

Section 7.06   Communications

All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

If to the Purchasers:

To the respective address listed on Schedule B hereof

with a copy to:

Baker Botts L.L.P.
98 San Jacinto Blvd., Suite 1500
Austin, Texas  78701
Attention:  Laura L. Tyson
Facsimile:  (512) 322-8377
Email: laura.tyson@bakerbotts.com

If to CPLP:

Capital Product Partners L.P.
c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeus 18537 Greece
Facsimile:  +30 210 428 4879
Attn:  Ioannis E. Lazaridis
Email:  i.lazaridis@capitalpplp.com

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York  10004
Attention:  Jay Clayton
Facsimile:  (212) 291-9026
Email:  claytonwj@sullcrom.com

or to such other address as CPLP or such Purchaser may designate in writing.  All notices and communications shall be deemed to have been duly given:  at the time delivered by hand, if personally delivered; at the time of transmittal, if sent via electronic mail; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; when receipt is acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 7.07   Removal of Legend

In connection with a sale by a Purchaser in reliance on Rule 144 of (a) any of the Class B Units, (b) the Common Units issued upon conversion of the Class B Units, or (c) any Common Units issued as a distribution on the Class B Units, the applicable Purchaser or its broker shall deliver to the transfer agent and CPLP a customary broker representation letter providing to the transfer agent and CPLP any information CPLP deems reasonably necessary to determine that the sale of the Class B Units or Common Units, as applicable, is made in compliance with Rule 144, including, as may be appropriate, a certification that the Purchaser is not an Affiliate of CPLP and regarding the length of time the Class B Units and/or the Common Units, as applicable, have been held.  Upon receipt of such representation letter, CPLP shall promptly direct its transfer agent to remove the notation of a restrictive legend in such Purchaser’s certificates evidencing the Class B Units or the book-entry account maintained by the transfer agent, including the legend referred to in Section 4.09, and CPLP shall bear all costs associated therewith.  After a registration statement under the Securities Act permitting the public resale of the Common Units issued upon conversion of the Class B Units has become effective or any Purchaser or its permitted assigns have held the Class B Units and/or the Common Units for at least one year, if the certificate evidencing such Class B Units or Common Units issued upon conversion thereof or as a distribution or the book-entry account with the transfer agent of such Class B Units or Common Units, as applicable, still bears the notation of the restrictive legend referred to in Section 4.09, CPLP agrees, upon request of the Purchaser or permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 4.09 from the Class B Units or the Common Units, as applicable, and CPLP shall bear all costs associated therewith, regardless of whether the request is made in connection with a sale or otherwise, so long as such Purchaser or its permitted assigns provide to CPLP any information CPLP deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including (if there is no such registration statement) a certification that the holder is not an Affiliate of CPLP and regarding the length of time the Class B Units and/or the Common Units have been held.  Assuming the registration statement is effective or the Class B Units and/or Common Units have been held for greater than one year, whether held in certificated form or in book entry with the transfer agent, CPLP agrees that upon request, it shall cooperate with the Purchasers to ensure that the Purchased Units or the Common Units issued upon conversion thereof or as a distribution are moved to such Purchaser’s DTC brokerage account according to the instructions provided by such Purchaser.

Section 7.08   Entire Agreement

This Agreement, the other Basic Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or in the other Basic Documents with respect to the rights granted by CPLP or any of its Affiliates or the Purchasers or any of their Affiliates set forth herein or therein.  This Agreement, the other Basic Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 7.09   Governing Law

This Agreement will be construed in accordance with and governed by the laws of the State of New York.

Section 7.10   Execution in Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 7.11   Termination

(a)           Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time at or prior to either of the Closings by the written consent of the Purchasers representing a majority of the aggregate Purchase Price, (i) upon a CPLP Material Adverse Effect or (ii) upon a breach in any material respect by CPLP of any covenant or agreement set forth in this Agreement.

(b)           Notwithstanding anything herein to the contrary, this Agreement shall automatically terminate with respect to the First Tranche Purchased Units to be purchased at the First Tranche Closing, if at any time at or prior to the First Tranche Closing:

(i)           a statute, rule, order, decree or regulation shall have been enacted or promulgated, or if any action shall have been taken by any Governmental Authority of competent jurisdiction that permanently restrains, permanently precludes, permanently enjoins or otherwise permanently prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated by this Agreement illegal; or

(ii)           the First Tranche Closing shall not have occurred on or before March 29, 2013.

(c)           Notwithstanding anything herein to the contrary, this Agreement shall automatically terminate with respect to the Second Tranche Purchased Units to be purchased at the Second Tranche Closing, if at any time at or prior to the Second Tranche Closing:

(i)           a statute, rule, order, decree or regulation shall have been enacted or promulgated, or if any action shall have been taken by any Governmental Authority of competent jurisdiction that permanently restrains, permanently precludes, permanently enjoins or otherwise permanently prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated by this Agreement illegal; or

(ii)           the Second Tranche Closing shall not have occurred on or before March 29, 2013.

(d)           In the event of the termination of this Agreement as provided in this Section 7.11, this Agreement shall forthwith become null and void.  In the event of such termination, there shall be no liability on the part of any party hereto, except as set forth in Article VI of this Agreement; provided, that nothing herein shall relieve any party from any liability or obligation with respect to any willful or intentional breach of this Agreement.

Section 7.12   Recapitalization, Exchanges, Etc. Affecting the Purchased Units

The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity interests of CPLP or any successor or assign of CPLP (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Purchased Units, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement.

Section 7.13   Third Party Beneficiaries

Nothing contained in this Agreement, expressed or implied, is intended to confer any benefits, rights or remedies upon any person or entity other than CPLP and the Purchasers.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

CAPITAL PRODUCT PARTNERS L.P.

By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Authorized Person

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

KAYNE ANDERSON MLP INVESTMENT COMPANY

By:	KA Fund Advisors, LLC, as Manager

By:	/s/ James C. Baker
James C. Baker
Managing Director

KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY

By:	KA Fund Advisors, LLC, as Manager

By:	/s/ James C. Baker
James C. Baker
Managing Director

KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.

By:	KA Fund Advisors, LLC, as Manager

By:	/s/ James C. Baker
James C. Baker
Managing Director

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

CAPITAL MARITIME & TRADING CORP.

By:	/s/ Ioannis E. Lazaridis
Ioannis E. Lazaridis
Authorized Person

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P., its General Partner

	By:	Oaktree Value Opportunities Fund GP Ltd., its General Partner

		By:	Oaktree Capital Management, L.P., its Director

			By:	/s/ Rajath Shourie
			Name:	Rajath Shourie
			Title:	Managing Director

			By:	/s/ Jennifer Box
			Name:	Jennifer Box
			Title:	Senior Vice President

OAKTREE FF INVESTMENT FUND, L.P. - CLASS F

By:	Oaktree FF Investment Fund GP, L.P., its General Partner

	By:	Oaktree FF Investment Fund GP Ltd., its General Partner

		By:	Oaktree Capital Management, L.P., its Director

		By:	/s/ Rajath Shourie
		Name:	Rajath Shourie
		Title:	Managing Director

		By:	/s/ Jennifer Box
		Name:	Jennifer Box
		Title:	Senior Vice President

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

OAKTREE - TCDRS Strategic Credit, LLC

By:	Oaktree Capital Management, L.P., its Manager

By:	/s/ Rajath Shourie
Name:	Rajath Shourie
Title:	Managing Director

By:	/s/ Jennifer Box
Name:	Jennifer Box
Title:	Senior Vice President

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

Schedule A – List of Purchasers and Commitment Amounts

First Tranche

Purchaser	First Tranche Purchased Units	First Tranche Purchase Price
Kayne Anderson MLP Investment Company	1,515,152	$12,500,004.00
Kayne Anderson Energy Development Company	303,031	$2,500,005.75
Kayne Anderson Midstream/Energy Fund, Inc.	303,031	$2,500,005.75
Capital Maritime & Trading Corp.	307,576	$2,537,502.00
Oaktree Value Opportunities Fund, L.P.	909,091	$7,500,000.75
Oaktree FF Investment Fund, L.P. - Class F	866,667	$7,150,002.75
Oaktree - TCDRS Strategic Credit, LLC	345,455	$2,850,003.75
Total	4,550,003	$37,537,524.75

Second Tranche

Purchaser	Second Tranche Purchased Units	Second Tranche Purchase Price
Kayne Anderson MLP Investment Company	1,515,151	$12,499,995.75
Kayne Anderson Energy Development Company	303,030	$2,499,997.50
Kayne Anderson Midstream/Energy Fund, Inc.	303,030	$2,499,997.50
Capital Maritime & Trading Corp.	307,575	$2,537,493.75
Oaktree Value Opportunities Fund, L.P.	909,091	$7,500,000.75
Oaktree FF Investment Fund, L.P. - Class F	866,666	$7,149,994.50
Oaktree - TCDRS Strategic Credit, LLC	345,454	$2,849,995.50
Total	4,549,997	$37,537,475.25
Grand Total	9,100,000	$75,075,000.00

Schedule A

Schedule B – Notice and Contact Information

Purchaser	Address
Kayne Anderson MLP Investment Company Kayne Anderson Energy Development Company Kayne Anderson Midstream/Energy Fund, Inc.	Kayne Anderson Capital Advisors, L.P. 717 Texas, Suite 3100 Houston, Texas 77002 Attention: James Baker Facsimile: (713) 655-7359 jbaker@kaynecapital.com
Capital Maritime & Trading Corp.	Capital Maritime & Trading Corp. 3 Iassonos St. Piraeus 18537, Greece Attention: Ioannis E. Lazaridis Facsimile: +30 (210) 428-4285 i.lazaridis@capitalpplp.com
Oaktree Value Opportunities Fund, L.P. Oaktree FF Investment Fund, L.P. - Class F Oaktree - TCDRS Strategic Credit, LLC	Oaktree Capital Management, L.P. 333 S. Grand Ave., 29th Floor Los Angeles, California 90071 Attention: Jennifer Box Facsimile: (213) 830-8575 jbox@oaktreecapital.com

Schedule B

Exhibit A – Form of Third Amendment to Second Amended and Restated Agreement of Capital Product Partners L.P. Limited Partnership, as amended

Exhibit A

Exhibit B – Form of Registration Rights Agreement

Exhibit B

Exhibit C – Wire Transfer Instructions

Exhibit C

Exhibit D – Terms of the Acquisition

The acquisition from Capital Maritime & Trading Corp. of two approximately 5,000 twenty-foot equivalent unit newbuild containerships with 12-year charters with Hyundai Merchant Marine at a gross charter rate of $29,350 per day.

The vessels have a charter-free appraised value of approximately $54.0 million per vessel and a charter attached appraised value of approximately $68.0 million to $70.0 million.

Total consideration of $130.0 million for the Acquisitions (approximately $65.0 million per Acquisition) to be financed, with respect to each Acquisition:

o	Approximately $37.5 million per Acquisition from the sale to the Purchasers of additional Class B Units;

o	Approximately $27.0 million per Acquisition from the Revolving $350.0 Million Credit Facility; and

o	Approximately $1.5 million per Acquisition of cash on hand.

Exhibit D